Exhibit 3 Second Quarter 2020 Results HARD ROCK HOTEL, UNITED STATES GOLDEN 1 CENTER, UNITED STATESExhibit 3 Second Quarter 2020 Results HARD ROCK HOTEL, UNITED STATES GOLDEN 1 CENTER, UNITED STATES

This presentation contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan and “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “A Stronger CEMEX” plan and “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries - 2 -This presentation contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan and “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “A Stronger CEMEX” plan and “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries - 2 -

Key messages for 2nd Quarter 2020 ▪ New COVID-19 operational protocols allowed us to continue operating in most markets ▪ Geographic diversification and distinct market consumption modalities paid off ▪ Hard stop on non-essential expenses and capex resulted in higher profitability and FCF in a declining sales environment ▪ Substantially enhanced our customer experience 1 and NPS through proven e-commerce platforms and distribution network ▪ Resilient prices in volatile world ▪ Energy tailwinds throughout portfolio ▪ Liquidity measures taken in 1H20 mitigated financial risks 1 Net Promoter Score - 3 -Key messages for 2nd Quarter 2020 ▪ New COVID-19 operational protocols allowed us to continue operating in most markets ▪ Geographic diversification and distinct market consumption modalities paid off ▪ Hard stop on non-essential expenses and capex resulted in higher profitability and FCF in a declining sales environment ▪ Substantially enhanced our customer experience 1 and NPS through proven e-commerce platforms and distribution network ▪ Resilient prices in volatile world ▪ Energy tailwinds throughout portfolio ▪ Liquidity measures taken in 1H20 mitigated financial risks 1 Net Promoter Score - 3 -

Priorities rolled out in February under "Operation Resilience" assured business continuity and improved customer experience

Health

- 52 new health and safety protocols to address COVID-19
- Testing, tracking and timely case management
- Contact tracing to prevent spread of disease
- Outreach to employee families to augment health and safety measures at home

Customer Experience

- 13% increase in visits to CEMEX Go vs. pre-COVID-19 levels
- Fortified supply chain and robust distribution network to meet customer demands
- Sharing COVID-19 safety protocols with customers and suppliers
- Highest ever global Net Promoter Score (NPS) of 67 in 2Q20

Financial Resilience

- Maximize liquidity
- Hard stop on non-essential operating expenses, capex deferrals and working capital discipline
- Obtained important financial covenant flexibilities

4

Substantially strengthened our financial position Cash and cash-equivalents variation 86 446 2,832 -87 1,000 1,387 Cash and cash Issuance of Drawdown Free cash Other Sources/Uses Cash and cash equivalents as 7.375% senior USD of revolving flow in 2Q20 of cash, net equivalents as of 1Q20 notes due 2027 credit facility, other of 2Q20 credit lines and loans 5 Millions of U.S. dollars - 5 -Substantially strengthened our financial position Cash and cash-equivalents variation 86 446 2,832 -87 1,000 1,387 Cash and cash Issuance of Drawdown Free cash Other Sources/Uses Cash and cash equivalents as 7.375% senior USD of revolving flow in 2Q20 of cash, net equivalents as of 1Q20 notes due 2027 credit facility, other of 2Q20 credit lines and loans 5 Millions of U.S. dollars - 5 -

Demand for our products was highly correlated to government COVID-19 regulations and improved as restrictions eased Cement volumes June 2Q20 Normal operations YoY % var. 2020 Industry can partially operate/Some restrictions in place CEMEX (10%) 9% Total or partial shutdown for part of quarter United States 6% 18% Mexico (7%) 8% Europe (2%) 14% UK (36%) (14%) MEAA (24%) (1%) Philippines (31%) 8% SCAC (29%) 3% Panama (88%) (68%) Dominican Rep (32%) 10% June EBITDA grew 27% YoY on a like-to-like basis, highest monthly growth in 14 months 6 MEAA = Middle East, Africa and Asia Map color relates to level of restrictions during 2Q20 - 6 -Demand for our products was highly correlated to government COVID-19 regulations and improved as restrictions eased Cement volumes June 2Q20 Normal operations YoY % var. 2020 Industry can partially operate/Some restrictions in place CEMEX (10%) 9% Total or partial shutdown for part of quarter United States 6% 18% Mexico (7%) 8% Europe (2%) 14% UK (36%) (14%) MEAA (24%) (1%) Philippines (31%) 8% SCAC (29%) 3% Panama (88%) (68%) Dominican Rep (32%) 10% June EBITDA grew 27% YoY on a like-to-like basis, highest monthly growth in 14 months 6 MEAA = Middle East, Africa and Asia Map color relates to level of restrictions during 2Q20 - 6 -

Despite volume drop, cost containment efforts and pricing led to improved EBITDA margin Net sales Operating EBITDA Operating EBITDA Free cash flow after margin maintenance capex -10% l-t-l -6% l-t-l +0.7pp -14% -11% -35% 3,400 623 19.0% 217 18.3% 554 2,912 140 2Q19 2Q20 2Q19 2Q20 2Q19 2Q20 2Q19 2Q20 7 Millions of U.S. dollars - 7 -Despite volume drop, cost containment efforts and pricing led to improved EBITDA margin Net sales Operating EBITDA Operating EBITDA Free cash flow after margin maintenance capex -10% l-t-l -6% l-t-l +0.7pp -14% -11% -35% 3,400 623 19.0% 217 18.3% 554 2,912 140 2Q19 2Q20 2Q19 2Q20 2Q19 2Q20 2Q19 2Q20 7 Millions of U.S. dollars - 7 -

Achieved ~US$140 M of savings under "Operation Resilience" in 1H20


1H20 savings under
Operation Resilience
79
2
15
20
25
141
SG&A
Operations
Low-cost suppliers
Energy
Maintenance
Total

- US$230 M Operation Resilience includes US$150 M of expected savings from A Stronger CEMEX, plus US$80 M COVID-19 related cost containment initiatives for 2020
- YTD savings primarily driven by SG&A
- Cost savings contributed 2.4pp to 1H20 EBITDA margin
- Savings on maintenance relate primarily to deferrals and will be largely executed in 2H20

Millions of U.S. dollars

8

Regional Highlights CONCRETE HOUSE, UNITED KINGDOMRegional Highlights CONCRETE HOUSE, UNITED KINGDOM

United States: Continued demand momentum and cost savings increased profitability and margin

	6M20	2Q20
Net Sales	1,971	1,006
% var (l-t-l)	7%	1%
Operating EBITDA	361	198
% var (l-t-l)	23%	16%
Operating EBITDA margin	18.3%	19.7%
pp var	2.4pp	2.4pp

		6M20 vs. 6M19	2Q20 vs. 2Q19
Cement	Volume	8%	6%
	Price (LC)	1%	(0%)
Ready mix	Volume	2%	(5%)
	Price (LC)	3%	2%
Aggregates	Volume	3%	(3%)
	Price (LC)	1%	0%

- Increase in cement volumes driven by infrastructure and residential activity
- Residential sector rebounding much faster than expected
- Stable prices sequentially in our three core products
- EBITDA margin expansion due primarily to higher ready-mix price, cost reduction efforts and lower fuel costs
- Highest quarterly EBITDA in a decade

Millions of U.S. dollars

10

Mexico: Bagged cement demand and resilient pricing cushion contraction in formal construction activity

	6M20	2Q20
Net Sales	1,253	568
% var (l-t-l)	(3%)	(10%)
Operating EBITDA	416	183
% var (l-t-l)	(6%)	(10%)
Operating EBITDA margin	33.2%	32.3%
pp var	(1.1pp)	(0.2pp)

		6M20 vs. 6M19	2Q20 vs. 2Q19
Cement	Volume	(3%)	(7%)
	Price (LC)	0%	1%
Ready mix	Volume	(23%)	(44%)
	Price (LC)	1%	(0%)
Aggregates	Volume	(19%)	(35%)
	Price (LC)	4%	2%

- Growth in bagged cement supported by government social programs and home improvement activity
- Bulk cement and ready-mix impacted by COVID-19 related restrictions on private sector, formal construction
- Flat sequential prices in local-currency terms despite declining volumes
- Initiatives to contain cost and expenses, a favorable product mix effect and tailwinds from lower fuel prices supported EBITDA margin during the quarter

Millions of U.S. dollars

11

EMEAA: Growth in Central Europe and Israel offset by stringent lockdown measures in rest of markets

	6M20	2Q20
Net Sales	1,989	987
% var (l-t-l)	(8%)	(13%)
Operating EBITDA	251	147
% var (l-t-l)	(13%)	(20%)
Operating EBITDA margin	12.6%	14.9%
pp var	(0.7pp)	(1.5pp)

		6M20 vs. 6M19	2Q20 vs. 2Q19
Cement	Volume	(5%)	(12%)
	Price (l-t-l)	(2%)	(1%)
Ready mix	Volume	(8%)	(12%)
	Price (l-t-l)	(1%)	(1%)
Aggregates	Volume	(10%)	(13%)
	Price (l-t-l)	1%	(0%)

- Strong cement volume growth and pricing performance in Central Europe
- Significant deceleration in construction activity in France, UK, and Spain due to strict COVID-19 restrictions; marked recovery seen in June as economies opened
- Philippines volumes adversely impacted by lockdown and resulting closure of Solid plant for two months
- Strong performance in Israel driven by continued construction activity in all sectors
- Construction activity in Egypt slowed due to suspension of private residential construction permits, fewer working days and mobility restrictions related to COVID-19

Millions of U.S. dollars EMEAA: Europe, Middle East, Africa and Asia region

Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates

12

SCAC: Favorable pricing and cost containment despite industry lockdowns

	6M20	2Q20
Net Sales	651	279
% var (l-t-l)	(19%)	(30%)
Operating EBITDA	156	66
% var (l-t-l)	(16%)	(25%)
Operating EBITDA margin	24.0%	23.6%
pp var	1.0pp	1.7pp

		6M20 vs. 6M19	2Q20 vs. 2Q19
Cement	Volume	(19%)	(29%)
	Price (l-t-l)	5%	6%
Ready mix	Volume	(42%)	(60%)
	Price (l-t-l)	(1%)	(3%)
Aggregates	Volume	(44%)	(61%)
	Price (l-t-l)	9%	5%

- Restrictions to construction activity significantly impacted our volume performance; however, improvement in back half of quarter as restrictions eased
- Improved sequential pricing in the region in practically all countries
- EBITDA margin increased 1.7pp mainly due cost reduction initiatives and higher prices, despite significant volume declines

Millions of U.S. dollars SCAC: South, Central America and the Caribbean region

Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates

13

2Q20 Results SOLAZ LOS CABOS, MEXICO2Q20 Results SOLAZ LOS CABOS, MEXICO

Cost improvements, higher prices and energy tailwinds partially offset impact of lower volumes on EBITDA EBITDA variation -6% -11% 623 85 586 -10 554 80 -32 -31 -161 2Q19 Volume Price Variable costs Fixed costs Others 2Q20 FX 2Q20 l-t-l 15 Millions of U.S. dollars - 15 -Cost improvements, higher prices and energy tailwinds partially offset impact of lower volumes on EBITDA EBITDA variation -6% -11% 623 85 586 -10 554 80 -32 -31 -161 2Q19 Volume Price Variable costs Fixed costs Others 2Q20 FX 2Q20 l-t-l 15 Millions of U.S. dollars - 15 -

Proactive working capital management and lower capex strengthened FCF generation

	January - June			Second Quarter		
	2020	2019	% var	2020	2019	% var
Operating EBITDA	**1,088**	**1,169**	**(7%)**	**554**	**623**	**(11%)**
- Net Financial Expense	355	353		182	174	
- Maintenance Capex	217	264		94	144	
- Change in Working Capital	481	570		71	44	
- Taxes Paid	81	111		40	74	
- Other Cash Items (net)	43	17		29	(5)	
- Free Cash Flow Discontinued Operations	(13)	(26)		(1)	(25)	
Free Cash Flow after Maintenance Capex	**(75)**	**(121)**	**38%**	**140**	**217**	**(35%)**
- Strategic Capex	115	84		54	48	
Free Cash Flow	**(190)**	**(205)**	**7%**	**86**	**168**	**(49%)**

Average working capital days



-11
-6
2Q20
2Q19

Millions of U.S. dollars

16

Stable Net Debt under “Operation Resilience” Net Debt plus perpetuals variation 0% 81 10,807 10,756 55 86 Net Debt plus perpetual Free cash flow in 2Q20 Debt FX effect Other Net Debt plus perpetual notes as of 1Q20 notes as of 2Q20 17 Millions of U.S. dollars - 17 -Stable Net Debt under “Operation Resilience” Net Debt plus perpetuals variation 0% 81 10,807 10,756 55 86 Net Debt plus perpetual Free cash flow in 2Q20 Debt FX effect Other Net Debt plus perpetual notes as of 1Q20 notes as of 2Q20 17 Millions of U.S. dollars - 17 -

Healthy debt maturity profile with manageable refinancing risk Total debt excluding perpetual notes as of June 30, 2020: US$13,196 million 2017 Facilities Agreement Other bank debt Average life of debt: Fixed Income 4.2 years Leases 2,561 2,453 Revolving 2,055 Credit 1,135 Tranche 1,497 1,205 1,061 999 809 528 28 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 18 Millions of U.S. dollars - 18 -Healthy debt maturity profile with manageable refinancing risk Total debt excluding perpetual notes as of June 30, 2020: US$13,196 million 2017 Facilities Agreement Other bank debt Average life of debt: Fixed Income 4.2 years Leases 2,561 2,453 Revolving 2,055 Credit 1,135 Tranche 1,497 1,205 1,061 999 809 528 28 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 18 Millions of U.S. dollars - 18 -

Proactive de-risking through amendment of financial covenants

- Amendment was proactive response to impact of COVID-19 on the global economy and our business
- Obtained 100% of responding banks consent to amend our Facilities Agreement
- Modified leverage and coverage covenants
- Interest rate margin grid adjusted to accommodate the changes to the leverage covenant
- Temporarily limits certain flexibilities related to capex, acquisitions, share buybacks, among others
  - Restrictions aligned to previously announced measures to contain the impact of COVID-19



6.75x
7.00x
7.00x
7.00x
6.00x
5.75x
5.75x
5.75x
5.25x
5.25x
4.75x
4.75x
4.50x
New leverage covenant
1.75x
1.75x
1.75x
1.75x
2.25x
2.25x
2.50x
2.50x
2.50x
2.50x
2.75x
2.75x
2.75x
New coverage covenant
Jun20
Sep20
Dec20
Mar21
Jun21
Sep21
Dec21
Mar22
Jun22
Sep22
Dec22
Mar23
Jun23 & thereafter

Leverage	Applicable margin (bps)
Above 6.00x	475
5.50x to 5.99x	425
5.00x to 5.49x	375
Below 5.00x, margin grid remained unchanged	

19

2020 Outlook I.E. LETICIA ARANGO, COLOMBIA2020 Outlook I.E. LETICIA ARANGO, COLOMBIA

1 2020 FCF guidance slightly improved for energy Energy cost per ton (7%) to (5%) of cement produced Capital ~US$700 million in total expenditures Cash taxes ~US$200 million 2 Cost of debt Increase of US$25 to US$50 million 1 Reflects CEMEX’s current expectations 21 2 Including perpetual and convertible securities - 21 -1 2020 FCF guidance slightly improved for energy Energy cost per ton (7%) to (5%) of cement produced Capital ~US$700 million in total expenditures Cash taxes ~US$200 million 2 Cost of debt Increase of US$25 to US$50 million 1 Reflects CEMEX’s current expectations 21 2 Including perpetual and convertible securities - 21 -

What to expect ▪ Pleased with 2Q20 results and the resiliency of our markets under unprecedented industry lockdowns ▪ Challenges remain as market visibility and pace of economic recovery is still quite low ▪ Key macro factors to watch include duration of existing fiscal and monetary stimulus measures, pace of economic recovery, additional lockdown measures as well as infrastructure stimulus ▪ Continue to prioritize the health and safety of our employees and their families as well as our customers in all that we do ▪ Adjust our strategy as necessary to deal with the next phase of COVID-19: the result of declining economic activity on demand in each market and the subsequent recovery ▪ Expect our COVID-19 cost initiatives, excluding maintenance, to remain in place for rest of 2020 ▪ As we become more comfortable on outlook, we will redeploy cash to pay down debt 22 - 22 -What to expect ▪ Pleased with 2Q20 results and the resiliency of our markets under unprecedented industry lockdowns ▪ Challenges remain as market visibility and pace of economic recovery is still quite low ▪ Key macro factors to watch include duration of existing fiscal and monetary stimulus measures, pace of economic recovery, additional lockdown measures as well as infrastructure stimulus ▪ Continue to prioritize the health and safety of our employees and their families as well as our customers in all that we do ▪ Adjust our strategy as necessary to deal with the next phase of COVID-19: the result of declining economic activity on demand in each market and the subsequent recovery ▪ Expect our COVID-19 cost initiatives, excluding maintenance, to remain in place for rest of 2020 ▪ As we become more comfortable on outlook, we will redeploy cash to pay down debt 22 - 22 -

Appendix DUBAI INTERNATIONAL AIRPORT, TERMINAL D, UNITED ARAB EMIRATESAppendix DUBAI INTERNATIONAL AIRPORT, TERMINAL D, UNITED ARAB EMIRATES

Consolidated volumes and prices 6M20 vs. 6M19 2Q20 vs. 2Q19 2Q20 vs. 1Q20 Volume (l-t-l) (5%) (10%) (4%) Domestic gray Price (USD) (4%) (5%) (2%) cement Price (l-t-l) 1% 1% 1% Volume (l-t-l) (10%) (18%) (10%) Ready mix Price (USD) 1% 1% 1% Price (l-t-l) 3% 3% 2% Volume (l-t-l) (9%) (15%) (4%) Aggregates Price (USD) 2% 2% 0% Price (l-t-l) 4% 4% 1% 24 Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates - 24 -Consolidated volumes and prices 6M20 vs. 6M19 2Q20 vs. 2Q19 2Q20 vs. 1Q20 Volume (l-t-l) (5%) (10%) (4%) Domestic gray Price (USD) (4%) (5%) (2%) cement Price (l-t-l) 1% 1% 1% Volume (l-t-l) (10%) (18%) (10%) Ready mix Price (USD) 1% 1% 1% Price (l-t-l) 3% 3% 2% Volume (l-t-l) (9%) (15%) (4%) Aggregates Price (USD) 2% 2% 0% Price (l-t-l) 4% 4% 1% 24 Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates - 24 -

Additional information on debt and perpetual notes

	Second Quarter 2020	Second Quarter 2019	% var	First Quarter 2020
Total debt[1]	13,196	11,048	19%	11,701
Short-term	6%	7%		4%
Long-term	94%	93%		96%
Perpetual notes	443	444	(0%)	441
Total debt plus perpetual notes	13,638	11,492	19%	12,143
Cash and cash equivalents	2,832	304	831%	1,387
Net debt plus perpetual notes	10,807	11,187	(3%)	10,756
Consolidated funded debt[2]	10,790	10,805	(0%)	10,751
Consolidated leverage ratio[2]	4.57	4.00		4.40
Consolidated coverage ratio[2]	3.69	4.11		3.87

Currency denomination


Other
7%
Euro
21%
U.S.
dollar
71%

Interest rate[3]


Variable
29%
Fixed
71%

Millions of U.S. dollars
1 Includes convertible notes and leases, in accordance with International Financial Reporting Standard (IFRS)
2 Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated
3 Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million

25

Additional information on debt 1 Total debt by instrument Second Quarter First Quarter 2020 % of total 2020 % of total 15% Fixed Income 7,205 55% 6,177 53% 2017 Facilities Agreement 3,984 30% 3,832 33% Others 2,007 15% 1,692 14% 30% 55% 1 13,196 11,701 Total Debt Millions of U.S. dollars 26 1 Includes leases, in accordance with IFRS - 26 -Additional information on debt 1 Total debt by instrument Second Quarter First Quarter 2020 % of total 2020 % of total 15% Fixed Income 7,205 55% 6,177 53% 2017 Facilities Agreement 3,984 30% 3,832 33% Others 2,007 15% 1,692 14% 30% 55% 1 13,196 11,701 Total Debt Millions of U.S. dollars 26 1 Includes leases, in accordance with IFRS - 26 -

2Q20 volume and price summary: selected countries/region

	Domestic gray cement 2Q20 vs. 2Q19			Ready mix 2Q20 vs. 2Q19			Aggregates 2Q20 vs. 2Q19		
	Volume	Price (USD)	Price (LC)	Volume	Price (USD)	Price (LC)	Volume	Price (USD)	Price (LC)
Mexico	(7%)	(16%)	1%	(44%)	(17%)	(0%)	(35%)	(14%)	2%
U.S.	6%	(0%)	(0%)	(5%)	2%	2%	(3%)	0%	0%
Europe	(2%)	(2%)	1%	(18%)	(4%)	(1%)	(18%)	(4%)	(1%)
Philippines	(31%)	(3%)	(6%)	N/A	N/A	N/A	N/A	N/A	N/A
Colombia	(40%)	(6%)	9%	(57%)	(10%)	3%	(62%)	(10%)	4%
Panama	(88%)	(5%)	(5%)	(99%)	22%	22%	(96%)	(6%)	(6%)
Costa Rica	(15%)	(4%)	(7%)	(35%)	(9%)	(11%)	(60%)	39%	35%

Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates

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6M20 volume and price summary: selected countries/region

	Domestic gray cement 6M20 vs. 6M19			Ready mix 6M20 vs. 6M19			Aggregates 6M20 vs. 6M19		
	Volumes	Price (USD)	Price (LC)	Volumes	Price (USD)	Price (LC)	Volumes	Price (USD)	Price (LC)
Mexico	(3%)	(11%)	0%	(23%)	(10%)	1%	(19%)	(7%)	4%
U.S.	8%	1%	1%	2%	3%	3%	3%	1%	1%
Europe	(0%)	(2%)	2%	(13%)	(3%)	(0%)	(14%)	(2%)	0%
Philippines	(17%)	(4%)	(6%)	N/A	N/A	N/A	N/A	N/A	N/A
Colombia	(27%)	(5%)	9%	(40%)	(10%)	3%	(42%)	(10%)	3%
Panama	(59%)	(6%)	(6%)	(68%)	(6%)	(6%)	(63%)	(5%)	(5%)
Costa Rica	(10%)	(4%)	(8%)	(23%)	(7%)	(11%)	(66%)	90%	82%

Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates

28

Definitions

6M20 / 6M19	Results for the first six months of the years 2020 and 2019, respectively
SCAC	South, Central America and the Caribbean
EMEAA	Europe, Middle East, Africa and Asia
Cement	When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement)
LC	Local currency
l-t-l (like to like)	On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable
Maintenance capital expenditures	Investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies
Net Promoter Score (NPS)	A core KPI that helps us to systematically measure our customer loyalty and satisfaction
Operating EBITDA	Operating earnings before other expenses, net plus depreciation and operating amortization
pp	Percentage points
Prices	All references to pricing initiatives, price increases or decreases, refer to our prices for our products
Strategic capital expenditures	Investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs
TCL Operations	Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago
USD	U.S. dollars
% var	Percentage variation

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Contact Information Investors Relations Stock Information In the United States NYSE (ADS): +1 877 7CX NYSE CX In Mexico Mexican Stock Exchange: +52 81 8888 4292 CEMEXCPO ir@cemex.com Ratio of CEMEXCPO to CX: 10 to 1 Calendar of Events October 28, 2020 Third quarter 2020 financial results conference callContact Information Investors Relations Stock Information In the United States NYSE (ADS): +1 877 7CX NYSE CX In Mexico Mexican Stock Exchange: +52 81 8888 4292 CEMEXCPO ir@cemex.com Ratio of CEMEXCPO to CX: 10 to 1 Calendar of Events October 28, 2020 Third quarter 2020 financial results conference call